Filed by Larscom Incorporated (Commission File No. 001-12491)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: VINA Technologies, Inc.
(Commission File No.: 000-31903)

The following materials related to the merger were used at press and analyst presentations held by Larscom Incorporated and VINA Technologies, Inc. beginning on March 18, 2003.

* * *

Larscom & VINA Technologies Merger, March 2003 Simplifying Enterprise Broadband Access Press & Analyst Presentation March 18, 2003

Safe Harbor Statement Except for the historical information contained herein, the matters set forth in this presentation, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of VINA, including its annual report on Form 10-K for the year ended December 31, 2002, and in the SEC reports of Larscom, including its annual report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements

Table of Contents The Announcement Market Forces Telecom Industry Vendor Market Landscape The New Combined Company Strategy for Success Summary Background

The Announcement Larscom Inc. and VINA Technologies are merging to establish a leader in one of the more promising segments of the Telecom market - Broadband Access for Enterprises This merger (expected to close in 2Q) is an equity-only transaction and subject to shareholder approval and other customary closing conditions. The resulting company will be called Larscom and will be headquartered in the Silicon Valley The joint company will offer one of the industry's broadest portfolios of Broadband Access equipment for the Enterprise and Carrier markets and will introduce a new line of products starting in 2003 The joint company will have a stronger balance sheet with greater financial flexibility to develop and market the next generation of Broadband Access products. Through synergies, the company expects to be able to reach profitability within a year.

Background - Telecom Market Forces Enterprises are more cost conscious than ever The need for bandwidth, driven by high productivity applications continues to grow Small/Medium Enterprises (SMEs) are driving demand as they leverage eCommerce to help level the playing field with large businesses Carriers focusing on profitability and growth Carriers are looking for revenue growth opportunities that leverage existing infrastructure Business priorities are driving infrastructure build outs, not regulatory mandates

Enterprise Access Market - A Significant Opportunity Shift in investment from the core network to the access network Core Metro Metro Access Growth Shift Carrier Network Larscom and VINA Focus Areas "CPE and last mile access to the enterprise is one of the fastest growing segments of the Telecom market." -Vertical Systems Group (2003)

Broadband Access Vendor Market Landscape Multiple vendors compete for the same segment of the telecom market Carriers and enterprises are buying from vendors with proven track records and strong balance sheets Successful vendors will establish economies-of-scale to serve customers effectively Consolidation in the access vendor community is necessary to efficiently support and capitalize on the market opportunity

Market Consolidation Creates a New Broadband Access Equipment Provider The New Larscom Incorporated 35 years of experience Broadband access solutions to carriers and enterprises worldwide Comprehensive portfolio of broadband access solutions that provide carriers and enterprises an economical alternative Scale to speed the development and launch of new products

Introducing the New Larscom The Customers Established incumbent carrier relationships, channel partners, and major enterprises The Products and Services A comprehensive spectrum of broadband access solutions that are delivering value today Focus on innovations - next generation optical access systems coming in 2003 The Business Model - Profitability Focused Strong distribution and reseller channels, direct sales to carriers Ability to leverage cross sell opportunities and economies-of-scale Increase resources for R&D programs The Merger Plan Seasoned management team from leading companies

The Customers RLECs Leverage Complementary Customer Base to Cross-Sell Larscom VINA F1000 SME Over 400 Customers in 50 Countries around the World! IXCs Resellers

The Right Products and Services N x POTS Voice & N x DS0 Data T1 Voice, T1 Data DSL/POTS N x T1 Data Optical A Broad Portfolio of High-Speed Data and Integrated Voice and Data Solutions for the Enterprise Market Focus on the development of new products New Products to be Launched Starting in 2003 World-class Customer Support Larscom VINA SOHO SMB F500

The Right Products and Services – Product Matrix

Product Category	Company	Product Family	Key Attributes
Integrated Access Devices (IADs)	VINA Tech.	eLink Family, MX Family	First IAD for Small/Medium Businesses (SMB), Converging Voice and Data in a Single Solution
Inverse Multiplexers	Larscom	Mega-T/E, Orion 2000, 4000	First Inverse Multiplexers for Bridging the Bandwidth Gap between T1/E1 and T3/E3
Multi-Service Delivery Platforms (CPE)	Larscom VINA Tech.	Larscom 6000, 6200 eRouter	Multilink Frame Relay, ATM Access Highest performing Router for the SMB market (The Tolly Group)
Multi-Service Edge Concentrators (POP/CO)	Larscom VINA Tech.	Orion 5000 Family, 4000 MBX	Small, high density, and low cost multi-service products
CSU/DSUs	Larscom	Terra Family, Access-T Family, Orion 4500	Plug 'n Play CSU/DSUs. Support for T3 or E3 in a single platform

Complementary and Synergistic Product Offering

LARSCOM

PROPRIETARY AND CONFIDENTIAL - 12

The Business Model Sales operations in the Americas, Europe and Asia. Major channels sell the merged company products: TechData, AT&T Strategic OEM agreements Direct sales for carrier accounts Streamlined operations - Economies-of-scale Focus on R&D Core development team with competencies in optical transport edge systems, WAN access routing and bridging, integrated voice and data, and plug-and- play management simplicity Target is to reach profitability within a year of the merger

The Merger Plan Integration team headed by Larscom CEO, Daniel L. Scharre Focus on profitability - maximizing synergies to reduce costs and generate revenues Customer loyalty plan in place - sales teams focused on customer success Portfolio positioning and rationalization plan to be complete by the close of the deal Financial systems to be integrated within quarter of closing

Summary - Simplifying Enterprise Broadband Access This merger alters the Broadband Access Vendor landscape, creating a strong leader that is positioned to deliver: Single vendor solution for Broadband Access - regardless of the size of the customer's (enterprise or carrier) business Economical solutions that deliver quantifiable ROI and leverage the customer's existing network infrastructure Economies-of-scale and synergies expected to enable us to reach profitability within a year of the merger and to effectively service customers over the long term Greater flexibility to invest in R&D

Q&A

Additional Information and Where to Find It Larscom plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VINA and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when it becomes available and any other relevant documents filed with the SEC because they will contain important information about Larscom, VINA, the merger and related matters. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at (510) 771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at (408) 941-4224. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom's and VINA's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov. Interest of Certain Persons in the Merger VINA and Larscom will be soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA's 2002 annual meeting of stockholders. Information about the directors and executive officers of Larscom is set forth in the proxy statement for Larscom's 2002 annual meeting of stockholders. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Larscom Board of Directors, option and stock holdings and indemnification.